EXHIBIT 1


Elscint Ltd. Reports First Quarter 2003 Results

Monday June 2, 11:46 am ET

TEL AVIV,  Israel,  June 2  /PRNewswire-FirstCall/  -- Elscint Ltd. (NYSE: ELT -
News), a subsidiary of Elbit Medical Imaging Ltd. (Nasdaq: EMITF - News), today announced its results for the quarter ended March 31, 2003.


First Quarter Results

Consolidated revenues for the first quarter of 2003 were NIS 43.5 million (US$9.3 million) compared with NIS 43.0 million reported in the corresponding quarter last year. Revenues include NIS 3.4 million (US$0.7 million) from the lease of the Bernard Shaw Hotel to a third party for a period of twenty-five years.

Revenues from operating and managing hotels decreased to NIS 40.0 million (US$8.5 million) compared to NIS 42.0 million in the same quarter last year. This decrease is attributed mainly to discontinuing operations at the Bernard Shaw hotel at the beginning of the year, as a consequence of leasing the property, and to the closing of the Bucuresty Hotel in Romania for renovation. The decrease was offset, in part, by the increase in revenues generated by the Victoria London Hotel and Sherlock Holmes Hotel in London, as well as an increase in the exchange rate of the Euro and the British Pound against the NIS.

Gross profit for the first quarter of 2003 was NIS 14.8 million (US$3.1 million) compared with NIS 11.9 million in the corresponding quarter of 2002. The increase in gross profit is principally derived from an increase in the gross profit of the Victoria London Hotel and Sherlock Holmes Hotel in London, as well as the commencement of the lease of the Bernard Shaw Hotel.

Operating loss in the first quarter of 2003 was NIS 6.8 million (US$1.4 million) compared with NIS 10.1 million for the first quarter of last year. This decrease is mainly due to the increase in gross profit mentioned above.

Net loss from continuing operations for the first quarter of 2003 was NIS 18.1 million (US$3.9 million), or NIS 1.08 (US$0.23) basic loss per share, compared with net income of NIS 10.3 million, or NIS 0.62 basic earnings per share, for the same quarter last year.

The loss from continuing operation results primarily from finance expenses, net of NIS 6.0 million (US$1.3 million), compared with finance income, net of NIS
20.0 million in the same quarter of last year. This decrease is attributed mainly to exchange rate and inflation fluctuation.
Net income from  discontinuing  operations for the first quarter of 2003 was NIS
4.2 million (US$0.9 million), or NIS 0.25 (US$0.05) basic earnings per share, compared to NIS 6.1 million or NIS 0.36 basic earnings per share, for the first quarter last year. This decrease is attributed mainly to gains of the subassemblies segment reported in the first quarter of 2002. The Company sold this segment in December 2002, and therefore the profit from this segment is not included in the first quarter of 2003.

Net loss for the first quarter of 2003 was NIS 13.9 million (US$3.0 million), or NIS 0.83 (US$0.18) basic loss per share, compared with net income of NIS 16.4 million, or NIS 0.98 basic earnings per share, for the same quarter last year.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the commercial and entertainment center at Herzlia Marina in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.


                    ELSCINT LIMITED AND SUBSIDIARY COMPANIES
                    CONDENSED CONSOLIDATED BALANCE SHEETS (1)
                        ADJUSTED TO THE NIS OF MARCH 2003


                                                                     Convenience
                                                                     translation
                                   March 31,          December 31,     March 31,
                               2003         *2002         2002          2003
                                  (Unaudited)          (Audited)     (Unaudited)
                                                                       U.S.$
                                   Adjusted NIS (thousands)          (thousands)

    ASSETS

    Current Assets
    Cash and cash
     equivalents               95,084       258,452       93,679        20,287
    Short-term investments
     and deposits             160,903       160,583      158,736        34,330
    Accounts receivable -
     trade, net                18,724        17,085       19,153         3,995
    Other accounts receivable
     and prepaid expenses      23,244        19,732       21,927         4,959
    Hotels inventories          2,394         3,039        3,133           511

                              300,349       458,891      296,628        64,082

    Long-term Accounts and
     Investments
    Investments, loans and
    long-term receivables,
     net                      343,808       369,517      355,236        73,353
    Investments in affiliated
     company                   28,683             -       32,764         6,120
    Venture capital investment      -        29,931            -             -

                              372,491       399,448      388,000        79,473


    Fixed Assets, Net       1,707,568     1,434,609    1,650,459       364,320

    Other Assets, Net          14,603        11,121       12,330         3,116

    Assets Related to
     Discontinuing Operation   31,103       174,016      115,026         6,636

                            2,426,114     2,478,085    2,462,443       517,627

     *   Reclassified.
     (1) Prepared in accordance with Israeli GAAP.

                    ELSCINT LIMITED AND SUBSIDIARY COMPANIES
                    CONDENSED CONSOLIDATED BALANCE SHEETS (1)
                        ADJUSTED TO THE NIS OF MARCH 2003


                                                                     Convenience
                                                                     translation
                                   March 31,          December 31,    March 31,
                               2003         *2002         2002          2003
                                  (Unaudited)          (Audited)     (Unaudited)
                                                                       U.S.$
                                   Adjusted NIS (thousands)          (thousands)

     LIABILITIES AND
     SHAREHOLDERS' EQUITY


    Current Liabilities
    Short-term credits       233,093       460,144      536,436        49,732
    Accounts payable -
     trade                    25,299        20,103       23,247         5,398
    Accrued liabilities       87,877        67,877       87,834        18,749
    Advance from customer in
     respect of project in
     progress, net                 -           606            -             -

                             346,269       548,730      647,517        73,879

    Long-term Liabilities
    Long-term debts          927,896       619,632      632,772       197,972
    Deferred income tax
     liability                 9,936        18,941       11,029         2,120
    Liability for employee
     severance benefits, net     673           322          517           144

                             938,505       638,895      644,318       200,236


    Liabilities Related to
     Discontinuing
     Operations               98,783       215,803      111,417        21,076

    Minority interest         30,369        28,873       29,799         6,479

    Contingencies and Commitments
     (see Note 4)


    Shareholders' Equity   1,012,188     1,045,784    1,029,392       215,957

                           2,426,114     2,478,085    2,462,443       517,627

     *   Reclassified.
     (1) Prepared in accordance with Israeli GAAP.

                    ELSCINT LIMITED AND SUBSIDIARY COMPANIES
                CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)
                        ADJUSTED TO THE NIS OF MARCH 2003

                                                                     Convenience
                                                                     Translation
                                   March 31,          December 31,   March 31,
                               2003         *2002        2002          2003
                                   (Unaudited)        (Audited)      (Unaudited)
                                                                        U.S.$
                                   Adjusted NIS (thousands)          (thousands)

    Revenues

    Operating and managing
     hotels                   40,048        42,071      212,297         8,544

    Hotel leasing              3,494             -            -           745

    Revenue from long-term
     contracts                     -           945        1,550             -

                              43,542        43,016      213,847         9,289
    Cost of revenues

    Hotels operations and
     management               28,060        30,202      136,827         5,987

    Cost of long-term
     contracts                     -           883        1,430             -

    Depreciation of leased
     hotel                       669             -            -           143

                              28,729        31,085      138,257         6,130
    Gross profit              14,813        11,931       75,590         3,159

    Hotels' depreciation,
     amortization and other
     operation expenses       13,264        13,411       63,175         2,830

    Initial expenses, net      1,175         1,596        1,821           251

    General and
     administrative expenses   7,169         7,050       32,433         1,529

                              21,608        22,057       97,429         4,610

    Operating loss            (6,795)      (10,126)     (21,839)      (1,451)

    Finance (expenses)
     income, net              (5,973)       20,064       13,152       (1,274)
    Other expenses, net       (3,072)          (28)     (22,086)        (655)

    (Loss) income before
     income taxes            (15,840)        9,910      (30,773)      (3,380)

    Income taxes               1,359           361        5,363           290

    (Loss) income after
     income taxes            (14,481)       10,271      (25,410)      (3,090)

    The Company's share
     in loss of affiliated
     company                  (3,662)            -       (2,925)        (781)

    Minority interest
     in loss of a
     subsidiary, net              72             8          903            15

    Net (loss) income from
    continuing Operations    (18,071)       10,279      (27,432)      (3,856)

    Net income from
     discontinuing operation   4,190         6,077       91,402           894


    Net (loss) income        (13,881)       16,356       63,970       (2,962)

     *   Reclassified.
     (1) Prepared in accordance with Israeli GAAP.

                    ELSCINT LIMITED AND SUBSIDIARY COMPANIES
                CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)
                        ADJUSTED TO THE NIS OF MARCH 2003


                                                                     Convenience
                                                                     Translation
                                   March 31,          December 31,   March 31,
                               2003        * 2002         2002          2003
                                  (Unaudited)          (Audited)     (Unaudited)
                                                                       U.S.$
                                     Adjusted NIS (thousands)        (thousands)

    Basic (loss) earnings
     per ordinary share (NIS 0.05
     par value) from:

    Continuing operations      (1.08)         0.62        (1.64)       (0.23)
    Discontinuing operation     0.25          0.36         5.47          0.05

                               (0.83)         0.98         3.83        (0.18)

    Diluted (loss) earnings per
     ordinary share (NIS 0.05
     par value) from:

    Continuing operations      (1.08)         0.54        (1.70)       (0.23)
    Discontinuing operation     0.25          0.35         5.24          0.05

                               (0.83)         0.89         3.54        (0.18)

     *   Reclassified.
     (1) Prepared in accordance with Israeli GAAP.